                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K


/X/             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1995

                                      OR

/ /          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


Commission file number 1-7792


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            POGO PRODUCING COMPANY
                         5 GREENWAY PLAZA, SUITE 2700
                             HOUSTON, TEXAS 77046

Item 4.     (a)   Financial Statements and Schedules prepared in accordance
                  with the finanical reporting requirements of ERSIA.

TAX-ADVANTAGED SAVINGS PLAN OF
POGO PRODUCING COMPANY

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1995
TOGETHER WITH AUDITORS' REPORT

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the
Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 14, 1996

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 1995 AND 1994



                                                  1995               1994
                                               ----------         ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company      $ 8,362,621         $5,342,737
  Prime Portfolio Money Market Fund               664,536            677,473
  Investment Grade Corporate Portfolio
    Bond Fund                                     499,984            368,464
  Vanguard/Wellington Fund                        656,588            408,075
  Vanguard/Index Trust - 500 Portfolio            368,058            236,593
  Vanguard PrimeCap Fund                        1,022,750            573,741

CONTRIBUTIONS RECEIVABLE:
  Participant                                      28,769             25,704
  Company                                          20,311             18,286

CASH                                                1,568              1,981
                                              -----------         ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $11,625,185         $7,653,054
                                              ===========         ==========


The accompanying notes are an intregral part of these financial statements.

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

                     STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                  1995               1994
                                              -----------         ----------
INTEREST/DIVIDEND INCOME                      $   176,581         $  113,551
                                              -----------         ----------
NET APPRECIATION IN MARKET VALUE
  OF INVESTMENTS                                3,614,156            299,872
                                              -----------         ----------
CONTRIBUTIONS:
  Participant                                     532,677            476,992
  Company (net of $149,959 and $- of
    forfeitures by terminated participants
    in the respective years)                      278,382            379,620
                                              -----------         ----------
               Total contributions                811,059            856,612
                                              -----------         ----------
WITHDRAWALS AND TERMINATIONS                     (629,665)          (648,345)
                                              -----------         ----------
INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                             3,972,131            621,690

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                             7,653,054          7,031,364
                                              -----------         ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                 $11,625,185         $7,653,054
                                               ==========         ==========


The accompanying notes are an intregral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY


                         NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF THE PLAN:

General

Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any salaried employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment. Effective January 1, 1994, the Plan was restated to provide that investment options for participant contributions be expanded to six investment options which include Pogo common stock and five
Vanguard funds.

John O. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan under the terms of an amended and restated trust agreement entered into effective January 1, 1994. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

Basis of Accounting

The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes.

Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Contributions

Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Tax Reform Act of 1986, each participant's contributions are subject to certain limitations. For 1995, this limitation was $9,240. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock. (See Exhibits 1 and 2 for financial statements by investment fund.)

Investments

All contributions and dividends prior to January 1, 1985, were used to acquire Pogo common stock. Funds contributed to the Plan by an employee after January 1, 1985, and the earnings and accretions thereon are invested according to instructions from the participant. Effective January 1, 1994, the investment options included the Pogo Common Stock Fund, the Prime Portfolio Money Market Fund, the Investment Grade Corporate Portfolio Bond Fund, the Vanguard/Wellington Fund, the Vanguard/Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund.

The Pogo Common Stock Fund is used to invest in Pogo common stock. All employer contributions as well as employee-designated monies are placed in this account. Any dividends are used to purchase additional shares for the Plan.

The Prime Portfolio Money Market Fund (Money Market Fund) invests in high-quality money market instruments that mature in one year or less.

The Investment Grade Corporate Portfolio Bond Fund (Corporate Bond Fund) investments are placed in a diversified portfolio of long-term, investment-grade bonds which, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poors Corporation (S&P).

The Vanguard/Wellington Fund (Wellington Fund) contributions are invested in a diversified and balanced program of investing in bonds and common stocks. Bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income. The fund invests approximately 60 percent to 70 percent of its total assets in common stock.

The Vanguard/Index Trust - 500 Portfolio (Index 500 Fund) investments are placed in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

The Vanguard PrimeCap Fund (PrimeCap Fund) invests principally in a portfolio of common stocks selected on the basis of fundamental factors such as above-average earnings growth and current earnings as compared to the S&P 500 Index, consistency of earnings growth and earnings quality.

Distributions and Withdrawals

Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo contributions after two full years of employment with the company.

In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       December 31
                                                -------------------------
                                                   1995           1994
                                                -----------    ----------
   Net assets available for benefits per        $11,625,185    $7,653,054
     the financial statements
    Less - Amounts allocated to withdrawing        (340,861)       (5,804)
      participants                              -----------    ----------
   Net assets available for benefits per        $11,284,324    $7,647,250
     the Form 5500                              ===========    ==========

Forfeitures

A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution, and such forfeiture is held in suspense. If the participant returns to employment prior to incurring five consecutive one-year breaks in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring five one-year breaks in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At December 31, 1995 and 1994, forfeitures held in suspense totaled $- and $111,204.

Termination of the Plan

The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made for the participants by Pogo.

2. FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1995 and 1994.

                                                                     EXHIBIT 1
                                                                     Page 1 OF 2


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                              DECEMBER 31, 1995


                                                                     Participant-Directed
                                               -----------------------------------------------------------
                                                  Pogo       Money     Corporate                 Index
                                                 Common     Market       Bond       Wellington    500        PrimeCap
                                               Stock Fund    Fund        Fund          Fund       Fund         Fund
                                               ----------   ------     ---------    ----------   -------     ---------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company       $1,928,910   $    -      $    -      $     -       $     -    $      -
  Prime Portfolio Money Market Fund                   -      664,536         -            -             -           -
  Investment Grade Corporate Portfolio
    Bond Fund                                         -          -       499,984          -             -           -
  Vanguard/Wellington Fund                            -          -           -        656,588           -           -
  Vanguard/Index Trust - 500 Portfolio                -          -           -            -         368,058         -
  Vanguard PrimeCap Fund                              -          -           -            -             -     1,022,750
CONTRIBUTIONS RECEIVABLE                            6,916      1,720       3,457        5,181         2,840       8,655
CASH                                                  -        1,568         -            -             -           -
                                               ----------   --------    --------     --------      --------  ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $1,935,826   $667,824    $503,441     $661,769      $370,898  $1,031,405
                                               ==========   ========    ========     ========      ========   ========

                                          Nonparticipant-
                                              Directed
                                            Pogo Common
                                            Stock Fund           Total
                                          ---------------      ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company     $6,433,711       $ 8,362,621
  Prime Portfolio Money Market Fund                 -             664,536
  Investment Grade Corporate Portfolio
    Bond Fund                                       -             499,984
  Vanguard/Wellington Fund                          -             656,588
  Vanguard/Index Trust - 500 Portfolio              -             368,058
  Vanguard PrimeCap Fund                            -           1,022,750
CONTRIBUTIONS RECEIVABLE                         20,311            49,080
CASH                                                -               1,568
                                             ----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $6,454,022       $11,625,185
                                             ==========        ==========

                                                                    EXHIBIT 1
                                                                    Page 2 of 2

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                              DECEMBER 31, 1994


                                                                     Participant-Directed
                                               -----------------------------------------------------------
                                                  Pogo       Money     Corporate                 Index
                                                 Common     Market       Bond       Wellington    500        PrimeCap
                                               Stock Fund    Fund        Fund          Fund       Fund         Fund
                                               ----------   ------     ---------    ----------   -------     --------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company       $1,115,792   $    -      $    -      $     -       $     -    $     -
  Prime Portfolio Money Market Fund                   -      677,473         -            -             -          -
  Investment Grade Corporate Portfolio
    Bond Fund                                         -          -       368,464          -             -          -
  Vanguard/Wellington Fund                            -          -           -        408,075           -          -
  Vanguard/Index Trust - 500 Portfolio                -          -           -            -         236,593        -
  Vanguard PrimeCap Fund                              -          -           -            -             -      573,741
CONTRIBUTIONS RECEIVABLE                            5,125      1,839       3,325        5,146         3,105      7,164
CASH                                                  -        1,981         -            -             -          -
                                               ----------   --------    --------     --------      --------   --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $1,120,917   $681,293    $371,789     $413,221      $239,698   $580,905
                                               ==========   ========    ========     ========      ========   ========

                                          Nonparticipant-
                                              Directed
                                            Pogo Common
                                            Stock Fund        Total
                                          ---------------   ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company     $4,226,945        $5,342,737
  Prime Portfolio Money Market Fund                 -             677,473
  Investment Grade Corporate Portfolio
    Bond Fund                                       -             368,464
  Vanguard/Wellington Fund                          -             408,075
  Vanguard/Index Trust - 500 Portfolio              -             236,593
  Vanguard PrimeCap Fund                            -             573,741
CONTRIBUTIONS RECEIVABLE                         18,286            43,990
CASH                                                -               1,981
                                             ----------        ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $4,245,231        $7,653,054
                                             ==========        ==========

                                                                    EXHIBIT 2
                                                                    Page 1 of 2


                        TAX-ADVANTAGED SAVINGS PLAN OF

                            POGO PRODUCING COMPANY


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                     Participant-Directed
                                -------------------------------------------------------------

                                   Pogo
                                  Common    Money    Corporate               Index
                                   Stock    Market     Bond     Wellington    500    PrimeCap
                                   Fund      Fund      Fund       Fund        Fund     Fund
                                ---------  --------  --------   --------   --------  --------

INTEREST/DIVIDEND INCOME        $   7,882  $ 39,059  $ 31,360   $ 31,271   $  8,370  $   30,078
NET APPRECIATION IN MARKET
 VALUE OF INVESTMENTS             689,654        -     71,505    118,862     88,491     202,155
CONTRIBUTIONS                     116,258    35,576    40,346    106,110     62,937     171,450
WITHDRAWALS AND TERMINATIONS      (28,300)   (3,207)   (3,763)    (3,973)   (26,329)    (22,452)
INTERFUND TRANSFERS                29,415   (84,897)   (7,796)    (3,722)    (2,269)     69,269
                                ---------  --------  --------   --------   --------  ----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                         814,909  (13,469)  131,652    248,548    131,200     450,505
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year    1,120,917   681,293   371,789    413,221    239,698     580,905
                                ---------  --------  --------   --------   --------  ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year         $1,935,826  $667,824  $503,441   $661,769   $370,898  $1,031,405
                               ==========  ========  ========   ========   ========  ==========

                                  Nonparticipant-
                                     Directed
                                 _______________
                                       Pogo
                                      Common
                                    Stock Fund       Total
                                   ----------     -----------
INTEREST/DIVIDEND INCOME           $   28,561     $   176,581
NET APPRECIATION IN MARKET
 VALUE OF INVESTMENT                2,443,489       3,614,156
CONTRIBUTIONS                         278,382         811,059
WITHDRAWALS AND TERMINATIONS         (541,641)       (629,665)
INTERFUND TRANSFERS                        -               -
                                   ----------     -----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                           2,208,791       3,972,131
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year        4,245,231       7,653,054
                                   ----------     -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year             $6,454,022     $11,625,185
                                   ==========     ===========

                                                                    EXHIBIT 2
                                                                    Page 2 of 2

                        TAX-ADVANTAGED SAVINGS PLAN OF

                            POGO PRODUCING COMPANY


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                    Participant-Directed
                                ----------------------------------------------------------------------------------------------
                                                                                               Discontinued Fund Options (TCB)
                                   Pogo                                                        -------------------------------
                                  Common    Money    Corporate               Index               Money      Fixed
                                   Stock    Market     Bond     Wellington    500    PrimeCap    Market     Income      Mutual
                                   Fund      Fund      Fund       Fund        Fund     Fund       Fund       Fund       Funds
                                ---------  --------  --------   --------   --------  --------  ---------  -----------  -------

INTEREST/DIVIDEND INCOME        $   3,721  $ 28,355  $ 29,709   $ 16,720   $  7,242  $ 14,413  $      -   $        -   $    -
NET APPRECIATION IN MARKET
 VALUE OF INVESTMENTS             110,749        -    (57,663)   (23,710)    (8,351)   24,677         -            -        -
CONTRIBUTIONS                      88,305    36,508    51,506    100,648     67,003   133,022         -            -        -
WITHDRAWALS AND TERMINATIONS     (270,377)  (26,003)       -          -          -         -          -            -        -
INTERFUND TRANSFERS                47,655   642,433   348,237    319,563    173,804   408,793   (851,720)  (1,080,132)  (8,633)
                                ---------  --------  --------   --------   --------  --------  ---------  -----------  -------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                         (19,947)  681,293   371,789    413,221    239,698   580,905   (851,720)  (1,080,132)  (8,633)
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year    1,140,864        -         -          -          -         -     851,720  $ 1,080,132    8,633
                                ---------  --------  --------   --------   --------  --------  ---------  -----------  -------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year         $1,120,917  $681,293  $371,789   $413,221   $239,698  $580,905  $      -   $        -   $    -
                               ==========  ========  ========   ========   ========  ========  ========== ===========  =======

                                  Nonparticipant-
                                     Directed
                                    Pogo Common
                                    Stock Fund       Total
                                   ----------      ----------
INTEREST/DIVIDEND INCOME           $   13,391      $  113,551
NET APPRECIATION IN MARKET
 VALUE OF INVESTMENTS                 254,170         299,872
CONTRIBUTIONS                         379,620         856,612
WITHDRAWALS AND TERMINATIONS         (351,965)       (648,345)
INTERFUND TRANSFERS                        -               -
                                   ----------      ----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                             295,216         621,690
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year        3,950,015       7,031,364
                                   ----------      ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year             $4,245,231      $7,653,054
                                   ==========      ==========

                                                                    SCHEDULE I


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY


          ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1995


                                                                           Number of                        Current
  Identity of Issue                    Description of Investment          Shares/Units        Cost           Value
  -----------------                    -------------------------          ------------    -----------     -----------
POGO Producing Company*           Common stock                              296,022        $5,145,886     $ 8,362,621
Vanguard*                         Prime Portfolio Money Market Fund         664,536           664,536         664,536
Vanguard*                         Investment Grade Corporate Portfolio
                                    Bond Fund                                52,741           480,875         499,984
Vanguard*                         Wellington Fund                            26,876           561,566         656,588
Vanguard*                         Index Trust - 500 Portfolio                 6,390           291,022         368,058
Vanguard*                         PrimeCap Fund                              38,992           807,928       1,022,750
                                                                                           ----------     -----------
                                                                                           $7,951,813     $11,574,537
                                                                                           ==========     ===========

*Indicated party in interest.

                                                                    SCHEDULE II


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY


                ITEM 27(d) -- SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                                            Purchase       Selling      Cost of
Identity of Party Involved         Description of Asset       Transaction                    Price         Price         Asset
- --------------------------         --------------------       -----------                  ---------      --------      --------
 Pogo Producing Company            Common stock               25 purchase transactions     $465,821       $    -        $    -
 Pogo Producing Company            Common stock               18 sale transactions              -          579,080       453,992
 Vanguard                          Prime Portfolio Money      69 purchase transactions      532,034            -             -
                                     Market Fund
 Vanguard                          Prime Portfolio Money      37 sale transactions              -          544,971       544,971
                                     Market Fund
 Vanguard                          Investment Grade Corporate 36 purchase transactions       71,574            -             -
                                     Portfolio Bond Fund
 Vanguard                          Investment Grade Corporate  3 sale transactions              -           11,558        11,829
                                     Portfolio Bond Fund
 Vanguard                          Wellington Fund            32 purchase transactions      140,645            -             -
 Vanguard                          Wellington Fund             3 sale transactions              -           10,994        10,440
 Vanguard                          PrimeCap Fund              36 purchase transactions      289,275            -             -
 Vanguard                          PrimeCap Fund               3 sale transactions              -           42,351        30,563
 Vanguard                          Index Trust -              32 purchase transactions       72,630            -             -
                                     500 Portfolio
 Vanguard                          Index Trust -               2 sale transactions              -           29,655        24,905
                                    500 Portfolio


                                    Current Value                Net
                                     of Asset on                Gain
Identity of Party Involved         Transaction Date            (Loss)                    Price         Price         Asset
- --------------------------         --------------------       -----------                  ---------      --------      --------
 Pogo Producing Company            $    -                     $    -
 Pogo Producing Company             579,080                    125,080
 Vanguard                               -                          -

 Vanguard                           544,971                        -

 Vanguard                               -                          -

 Vanguard                            11,558                       (271)

 Vanguard                               -                          -
 Vanguard                            10,994                        554
 Vanguard                               -                          -
 Vanguard                            42,351                     11,788
 Vanguard                               -                          -

 Vanguard                            29,655                      4,750


NOTE: This schedule is a listing of series purchase and sale transactions in the same security which exceed 5 percent of the Plan assets as of January 1, 1995.

             (b)   Exhibits --

                   1.   Consent of Independent Public Accountant

                                  SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     TAX-ADVANTAGED SAVINGS PLAN OF
                                     POGO PRODUCING COMPANY

                                     /s/ JOHN O. McCOY, JR.
                                     --------------------------------------

                                     By: John O. McCoy, Jr.
                                         Member of the Administrative Board

Date:  June 26, 1996

                                EXHIBIT INDEX


Exhibit
Number           Description
- -------          -----------

 23.1         -- Consent of Arthur Andersen LLP